NEWS RELEASE

Current Technology’s Celevoke Expands GPS Tracking System’s Marketing Reach

VANCOUVER, British Columbia and NEW YORK, NY – April 22, 2008 – Current Technology Corporation (OTCBB: CRTCF) and MSGI Security Solutions Inc. (OTCBB: MSGI) today announced Texas-based Celevoke, Inc (“Celevoke”) is participating in a series of Regional Heavy Equipment Theft Summits sponsored by, amongst others, FBI/LEEDA (Federal Bureau of Investigation/Law Enforcement Executive Development Association) and the NER (National Equipment Register). Celevoke recently presented its proprietary GPS Tracking System to Regional Summit participants in Arlington (Dallas/Fort Worth), Texas and will be featured at upcoming events in Los Angeles, CA (April 24) and Hartford, CT (May 21).

“This is an outstanding opportunity for Celevoke to present its proprietary Telematics Solutions to heavy equipment owners and operators, insurance companies and law enforcement officials,” stated Celevoke Vice-president Brian Allen. “We believe Celevoke technology is superior to any in the industry.  In the Arlington Summit, for example, we were able to demonstrate our features and benefits against more well known (at least for now) competitors such as LoJack.”

The mission of the National Equipment Register is to increase the recovery rate of stolen equipment and reduce the costs associated with theft for owners and insurers. Members include insurance companies such as AIG, Chubb, Firemans and Travelers, and rental companies such as Hertz and United Rentals. LEEDA’s membership includes more than 2200 law enforcement officials in the United States and 10 foreign countries.

“In addition to the recently announced significant channels of distribution we have successfully opened, we plan to avail ourselves of other meaningful opportunities to introduce our Telematics Solutions to equipment owners and operators in the United States and other countries around the world,” concluded Brian Allen. “Further, we believe we will be in a position to report on our progress in Brazil within the next few days.”

About Celevoke

Celevoke is poised to become a market leader in the projected $38.3 billion (by 2011) global market for Telematics (according to ABI Research), which is the integrated use of telecommunications and informatics. More specifically, it is the science of sending, receiving and storing information wirelessly via telecommunication devices. Celevoke has integrated Telematics and Global Positioning Systems (GPS) with sensing technology. This proprietary suite of hardware and software products enables users to remotely monitor, track, control and protect a wide variety of asset classes. Examples include people, automobiles and trucks, shipping containers and covert vehicles used for law enforcement and intelligence gathering in a global marketplace. In 2005, Celevoke acquired the assets of San Francisco based Televoke, Inc.; a telematics pioneer backed by Softbank Venture Capital, Cardinal Venture Capital, W.I. Harper Group and others, representing more than $15 million in funding. These assets provided the foundation for Celevoke’s development of patented technology utilized today by Celevoke’s many clients. Celevoke is a 51% owned subsidiary of Current Technology Corporation (OTCBB:CRTCF).

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition. When used in the news release the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors. Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees. You should not place undue reliance on such forward-looking statements.

Contact:

CORPORATE:

Current Technology Corporation

Robert Kramer, 1-800-661-4247

or

MSGI Security Solutions

Jeremy Barbera, 1-917-339-7134

or

INVESTOR RELATIONS:

Polestar Communications

Richard Hannon, 1-866-858-4100

or

Piedmont IR, LLC

Keith Fetter or Darren Bankston

678-455-3696